Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Founders Financial Corporation

Commission File No.: 001-15817

On July 28, 2014, Old National Bancorp (“Old National”) held a conference call presentation in connection with Old National’s announcement of its financial results for the quarter ended June 30, 2014 and its pending acquisition of Founders Financial Corporation (“Founders”). The following is the transcript of the presentation, the recording of which has been made available on Old National’s corporate website. The presentation slides referred to in the following transcript were previously filed on July 28, 2014 by Old National pursuant to Rule 425 under the Securities Act of 1933, and the transcript should be read in conjunction with those materials.

Additional Information for Shareholders

Communications in this transcript do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a Proxy Statement of Founders and a Prospectus of Old National, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information.”

Old National and Founders and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Founders in connection with the proposed merger. Information about the directors and executive officers of Old National is set forth in the proxy statement for Old National’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statement

This transcript contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of the proposed merger between Old National and Founders. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected timeframes and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with Old National’s and Founders’ businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of Old National and Founders to execute their respective business plans (including Old National’s pending acquisitions of Founders, United Bancorp, Inc. and LSB Financial Corp.); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this press release and other factors identified in Old National’s Annual Report on Form 10-K and its other periodic filings with the SEC. These forward-looking statements are made only as of the date of this transcript, and neither Old National nor Founders undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this transcript.

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Operator ( Holly):

Welcome to the Old National Bancorp second-quarter 2014 earnings and acquisition announcement conference call. This call is being recorded and has been made accessible to the public in accordance with SEC’s Regulation FD. The call, along with the corresponding presentation slides, will be archived for 12 months on the Investor Relations page at www.oldnational.com. A Replay of the call will also be available beginning at 8 AM Central Time on July 29 through August 12. To access the replay, dial 1-855-859-2056, Conference ID code 73472033. Those participating today will be analysts and members of the financial community. (Operator Instructions) At this time, the call will be turned over to Lynell Walton for opening remarks.

Lynell Walton, Old National Bancorp Investor Relations Director:

Thank you, Holly, and good morning everyone. Joining me today on Old National Bancorp’s 2nd Quarter 2014 Earnings and Acquisition Announcement call are Bob Jones, Chris Wolking, Daryl Moore, Jim Sandgren, Jim Ryan and Joan Kissel.

Some comments today may contain forward-looking statements that are subject to certain risks and uncertainties that could cause the Company’s actual future results to materially differ from those discussed. Please refer to the forward looking statement disclosure contained on Slide 5 as well as our SEC filings for a full discussion of the Company’s risk factors.

Additionally, as you review Slide 6, certain non-GAAP financial measures will be discussed on this conference call. References to non-GAAP measures are only provided to assist you in understanding Old National’s results and performance trends and should not be relied upon as a financial measure of actual results. Reconciliations for such non-GAAP measures are appropriately referenced and included within the presentation.

We’ve got a lot to review this morning – first we’ll provide a detailed analysis of our 2nd quarter earnings – then we’ll discuss our announced acquisition of Founders Financial Corporation and entry into the vibrant Grand Rapids, Michigan market.

I’ll start on slide 7 where you’ll find highlights of our performance as they relate to our 2014 initiatives… increasing core revenue, reducing operating expenses and transforming the franchise into higher-growth markets.

As we focus on core revenue growth, arguably the most significant highlight of the quarter is the $139.6 million, or over 11% annualized, organic loan growth we experienced in the 2nd quarter, which was spread across all loan categories. Year over year, we grew loans $214 million, or 4%. This loan growth is net of loans acquired through acquisitions and excludes the change in covered loans. Perhaps equally important was the over 4% increase in total revenue, excluding securities gains, accretion income and the change in our indemnification asset. Banking, wealth management and insurance all contributed to the improvement over prior year.

As we work diligently to reduce our noninterest expenses, we were pleased to see a year-over-year reduction in quarterly operational expenses. Of course, we remain keenly aware of the cost saves we announced with our recent acquisitions. Looking at our Tower acquisition we recently completed, as well as the United acquisition set to close in just a few days, I’m pleased to report that expected cost saves are tracking with what we anticipated at announcement date.

Consistent with our strategy of transforming our franchise into higher growth markets, we continued to be active with acquisitions, and later in the call Bob will provide an update on these, as well as discuss our Founders acquisition announcement.

Moving to slide 8, you’ll see we reported net income this morning of $18.8 million, or $.18 per share. When analyzing our current quarter performance, it is important to note the following items on the slide which negatively impacted our 2nd quarter 2014 earnings:

•	a $6.3 million in pre-tax merger and integration expense which are consistent with the $6-$8 million we discussed with you on our last quarterly call; and

•	a $10.5 million unfavorable pre-tax change in our indemnification asset and Chris will provide more clarity on this item in his remarks.

And for those, I’ll now turn the call over to Chris.

Chris Wolking, Old National Bancorp’s Chief Financial Officer:

Thank you, Lynell. I’ll begin my presentation on slide 10.

To provide further clarity regarding our results, we added a new slide that illustrates our progress in a number of areas. Over the last several quarters we’ve discussed the impact of accretion income and the indemnification asset amortization expense on our earnings, but we believe this chart represents the sustainable, long term benefit of our work at Old National. Most notably, the chart shows the benefits of our acquisitions.

The bars represent annual income before tax through 2013, minus the expenses associated with acquisitions and divestures, minus accretion income and minus the impact of the changes in the Integra related FDIC indemnification asset. The last bar in the chart shows adjusted income for the first 6 months of 2014. We believe the chart clearly shows the important contributions of our partnerships in Bloomington, Columbus, Michigan, and Fort Wayne. Additionally, adjusted income has benefitted from the work we’ve done on expenses, our low credit costs, and our loan growth.

Slide 11 shows core revenue increased 4.1% over 2nd quarter 2013. Total revenue for the quarter was $122.4 million, down slightly from first quarter of 2014 and from second quarter 2013. We account for changes in the FDIC indemnification asset as revenue, and the change in the IA generated a cost in the quarter of $10.5 million. This cost was the driver of lower revenue and masks our strong increase in core revenue. Net interest income and most fees increased over 2nd quarter 2013: net interest income not including accretion income increased 3% over 2nd quarter 2013, wealth management revenue increased 17%, debit card fees increased 9%, insurance premium revenue increased 5.3% and brokerage revenue increased 1%. Mortgage was the only area that saw a decline in revenue from 2nd quarter last year.

As of June 30, we have approximately $ 28.9 million of indemnification asset that should be expensed over our remaining FDIC loss share period. Most of this should be amortized over the next two years. Our commercial loss share coverage ends September 30, 2016.

Slide 12 breaks down the components of our net interest margin for the quarter. Fully taxable equivalent net interest margin declined to 4.07% from 4.22% last quarter due largely to lower accretion income from assets purchased in the Indiana Community Bank transaction. Included in the 2nd quarter is accretion income from the Tower Bancorp acquisition which closed on April 25. The purchase accounting mark on the Tower loan book was approximately 7%, a lower mark than we have seen with previous transactions

Core margin was 3.26% in the quarter. Our yield on consumer loans declined from 4.32% in the first quarter to 4.17% in the second quarter of 2014 due to strong growth in the quarter. Additionally, our investment portfolio yield declined from 2.94% to 2.89% as we deployed much of our cash flows into low yielding short term investments. Both trends impacted core net interest margin for the quarter.

We expect that core FTE margin will be 3.26% or slightly lower in the third quarter. Accretion income will continue to be variable over the next several quarters.

Slide 13 breaks down noninterest expense for the quarter. Merger charges and operating expenses for Tower lifted total non-interest expenses for the quarter. Merger and acquisition costs were $6.3 million for the quarter. We expect additional merger and acquisition costs in the third quarter in the range of $3 to $5 million as we progress through our United Bank and Lafayette Savings Bank transactions.

Operational costs in the second quarter of $84.7 million compare to costs of $85.2 million in the second quarter of 2013 and $83.6 million in the first quarter of this year. A majority of the increase from the first quarter was related to annual merit increases. We separated the costs of the acquired Michigan branches and the costs of the Tower operations to show the progress we’ve made on overhead and other expenses in the company during the last year. As you can see in the slide, we continue to be focused on productivity improvements and reducing expenses and are committed to attaining an efficiency ratio of 64.5%.

As you can see from our models on Slide 14, we are asset sensitive and net interest income should increase with a rise in interest rates, either if rates change as the market currently expects or with a 200 basis point increase in interest rates all along the yield curve. We intend to continue to manage our balance sheet to maintain an asset sensitive risk position by lengthening the repricing of our liabilities, reducing the duration of our investment portfolio, and selling most of our new fixed rate mortgage loan production.

My final slide, slide 15, shows our tangible book value per share from 2011 through 2nd quarter 2014. Our Tower loan fair value mark was approximately 7% at closing, less than the 14% we estimated when we announced the transaction. As a result, our tangible book value per share after closing the Tower transaction was higher than we originally estimated. We expect a similar difference for our United Bank transaction, which should close this week. At the announcement of the United transaction our estimate of the loan fair value mark was about 12.1%. We now expect the mark will be approximately 6.1%, which should result in a higher than originally estimated tangible book value per share after closing.

My last comment is regarding our quarterly effective tax rate. Our effective tax rate for the second quarter was an unusually high 29% and resulted primarily from a correction in our 1st quarter taxes. We expect the overall rate for the full year to be in the range of 26 to 28%. I’ll now turn the call over to Jim Sandgren.

Jim Sangren,Old National Bancorp’s Chief Banking Officer:

Thanks, Chris, and good morning everyone. I’d like to begin my remarks by expanding on a topic that Lynell addressed in her opening comments – the strong organic loan growth that we experienced in the quarter.

If you’ll turn to Slide 17, you can see that our loan growth over the past 12 months, excluding covered loans, has been driven by a combination of partnership activity and solid organic growth. The $360 million in loans obtained through acquisitions included $355 million from our Ft. Wayne—Tower partnership and $5 million from our Bank of America transaction.

The $214 million we experienced in organic loan growth was boosted by a strong 2nd quarter that included an increase of $76 million in commercial and commercial real estate loans and additional growth in indirect lending. While we enjoyed success in a number of our markets, I was especially encouraged by increased production in our two largest markets – Louisville and Indianapolis—as well as one of our newest markets – Michigan.

I also want to note that the loan sale of $109 million depicted on this slide took place in the third quarter of 2013—and included $96 million in residential mortgages and $11.6 million in commercial leases.

Moving to slide 18, you can see that we continued to build upon the positive momentum in our commercial loan pipeline that I shared with you last quarter. This is particularly good news given the excellent production we experienced in Q2. We have seen meaningful growth in the commercial pipeline in some of our newer markets—Bloomington, Columbus and Ft. Wayne, as well as in a couple of our legacy markets – Evansville and Terre Haute.

We also saw a nice increase in commercial line utilization in the quarter as utilization increased from 34.0% in the 1st Quarter to 36.6% in the 2nd Quarter. The higher utilization represented an increase of approximately $24.0 million in commercial loan balances.

Similar to the organic loan growth we are experiencing, I believe the positive momentum we are witnessing in our commercial loan pipeline and line utilization can be attributed to increased consumer confidence directly related to a slowly but steadily improving economy. We believe this will continue to provide us with opportunities in all of our markets, and we are extremely confident that we have the right people and products in place to take full advantage of these opportunities.

I’d like to now turn your attention to slide 19, which illustrates the continued success of our fee-based businesses. As you’ll recall, 2013 was a very strong year for us in Insurance and a record-setting year for our Wealth Management and Investment divisions.

I’m pleased to report that our Investments team has thus far maintained the record pace that they set in 2013, while our Wealth Management and Insurance business both enjoyed organic growth in the quarter.

Second quarter growth in Wealth Management can be attributed to a combination of factors, including several new large relationships, good retention of our key clients and market appreciation. The growth in Insurance revenues have been driven primarily by our commercial lines of business.

Much like the loan growth we have experienced in the quarter, I believe these revenue gains in our fee-based businesses illustrate that we are executing our plan extremely effectively with strong leadership and experienced, motivated producers in place throughout our footprint.

With that, I’d now like to turn the call over to Daryl Moore.

Daryl Moore, Old National Bancorp’s Chief Credit Officer:

Thank you Jim.

On slide 21 we display for you net charge off results for the most recently ended quarter along with comparative data for the same period in 2013 as well as the first quarter of 2014.

Consolidated net charge offs for the quarter were a respectable 7 basis points, although higher than levels posted both last quarter and in the second quarter of 2013. Through the first half of the year, losses on an annualized basis are 2 basis points.

Losses in the current quarter came almost exclusively from the covered portfolio, with over $900,000 of the total net charge offs of $1 million coming from that portfolio segment. As you know, losses from that particular portfolio are sheltered, in part, by our 80% loss share agreement with the FDIC. One borrower in that FDIC covered portfolio accounted for over half of the total amount of losses in the period.

With respect to provision expense in the quarter, on a consolidated basis we reflected a modest $400,000 recapture out of the Allowance account. While the non-covered portfolios identified a provision need of roughly $1.1 million, this was more than offset by an indicated recapture of $1.5 million associated with the covered portfolio. The need in the non-covered portfolio was driven, in part, by the loan growth experienced in the quarter.

On slide 22, we show trends in our Special Mention, Substandard Accruing and Substandard Nonaccrual plus Doubtful loan categories, excluding any FDIC covered loans. The levels of these categories all increased during the period but, in the case of our Special Mention and Nonaccrual and Doubtful loans, the increase was due solely to the addition of loans associated with the closing of the Tower Bank transaction.

Without the Tower portfolio additions, Special Mention loans levels fell by roughly $13.5 million in the quarter. Although there were a number of movements within this category, there were several large relationships upgraded to Pass category status in the period.

Excluding the Tower loans added in the quarter, Substandard Accruing Loans showed an increase of $13.8 in the period. Again, while there were several large changes within this category in the quarter, the transfer of one large construction related borrowing relationship totaling approximately $10.9 million from the Special Mention category to the Substandard Accruing category was a significant contributing factor to the increase.

Without taking into effect the incoming nonperforming loans from Tower, Substandard Nonaccruing plus Doubtful Loans fell by $8.9 million in the period. The continuing ability to move nonperforming credits out of the bank at little or no loss was a contributing factor to our success in this category in the quarter.

We continued to enjoy success with respect to credit performance in the second quarter of the year with low losses and generally improving credit quality.

However, with significant liquidity chasing deals throughout our markets, the ability to hold structure and pricing in the current environment continues to be a challenge.

As I have said on a number of prior occasions, we continue to work hard to assure that we are underwriting in such a way as to allow us to grow our lending portfolios at a reasonable pace without taking on risk levels that would materially impact us in the next cycle.

Finding the right balance in that regard continues to be both an opportunity and a challenge.

With those comments, I will turn the call over to Bob for concluding remarks.

Bob Jones, Old National Bancorp’s President and CEO:

Great, thank you Daryl, particularly for another strong, or as you said, respectable quarter for credit.

As we began our presentation, we purposely started with the slide reinforcing the alignment of our strategy with what we have executed over the last few years. I believe this is a very important message and particularly relevant as we look at the second quarter.

We committed to organic growth…and this quarter saw strong loan growth and good fee-based business revenue growth, which led to an overall growth in revenue.

We committed to strong expense management…excluding the costs associated with our recent acquisitions, our operating expenses year-over-year were down, more importantly, we have covered the additional costs of compliance and we have yet to realize the full benefits of the Tower integration or any benefits from the United integration or the number of projects we continue to execute aimed at improving efficiency.

We committed to transforming our franchise from lower growth, small markets to a franchise with stronger growth markets throughout Indiana, Michigan and Kentucky and as part of that committed strategy we identified key markets we wanted to be located in to improve our growth profile….our entries into Columbus, Bloomington, Michigan and Ft. Wayne clearly are an important part of the growth we saw this quarter and as I will discuss later, we feel very good about the impact these and our other new markets will have on our future financial performance.

Bottom line, I am very pleased with this quarter and I believe it is a good indicator of what the new Old National can achieve as we continue to execute our basic bank strategy.

Moving to slide 24…Before I discuss the Founders transaction, I thought it would be beneficial to recap the other transactions we have announced over the last few quarters. I believe what you will discover is that we have met or exceeded the commitments we made to you….but that we also realize that we must continue to be laser focused on execution.

In our Southwest Michigan/South Bend branch acquisition, we have experienced very good loan growth, 50% over last quarter, and our pipeline continues to grow. We have also seen a steadying of deposit retention at close to a 92% retention rate. We continue to feel very good about our presence in Kalamazoo as our initial entry into the Southwest Michigan markets. From an earnings basis, we are slightly ahead of what we had committed to when we announced this deal.

Our Tower/Ft. Wayne entry – we are fully integrated and fully staffed. Despite the noise we experienced shortly after we made our announcement, our loan outstandings have held in very well….to date, we have lost 3 loan relationships…one for credit reasons, one for structure issues and one we absolutely did not want to lose. Our pipeline continues to increase, both in terms of the absolute number of deals we are looking at today, as well as the size of the credits.. Our deposit base has been steady, with over 95% of our deposits retained….but in all candor, it is too early to celebrate given that it has not been that long since the conversion, however I will note that the “mood” of the clients seems very positive. We expect cost saves to come in as promised, and our full year accretion will be at or better than we committed. Of particular note, as I mentioned on the Lafayette Savings call…our mark at closing was lower than we had discussed in our initial call….as such we have seen a 20% improvement in our tangible book earn back…moving from slightly over 6 years to 4.75 years.

With our United Ann Arbor – we expect to close on 07/31 with a conversion on 08/22.. All of our sales team is in place and the morale is excellent, which is a real testament to Todd Clark and his team. We have had two mock conversions, which went very well. At this stage we would expect our cost saves and earnings to be as promised or slightly better.

Lafayette Savings Bank – We are off to a great start, morale is excellent and we have seen no associate attrition. We have filed our application for approval and still plan to close in the early first quarter of 2015.

As I move into a discussion of today’s announcement, the recap I gave you serves as a good foundation to introduce Founders. We spoke with you many times about our desire to transform our franchise into higher growth markets, as such….we had very defined markets we wanted to expand in….Bloomington. Columbus, Ft Wayne, Northern Indiana, Southwest Michigan, which I define as Ann Arbor, Kalamazoo and Grand Rapids, and Louisville. As such, we have been very targeted in our approach, identifying key banks we would like to partner with in these efforts.

With today’s announcement, we will have met most of our desires except Louisville….Given that, we know that the key to continuing to provide our owners with value lies in a laser like focus on execution, our entry into Grand Rapids will allow us to be more opportunistic in the future of using your capital for acquisitions. That is not to say we will not be a participant, but we feel very strongly that we have built the foundation that will allow us to become the high performing bank our strategy was designed around.

Let’s turn to slide 25 to review today’s announcement regarding Founders. Today we are pleased to announce that we have executed an agreement to enter the Western Michigan market by partnering with Founders Bank and Trust. Founders represents the 9th largest bank in Grand Rapids based on June 30, 2013 data. They are the 4th largest Michigan based institution in the market and have had a 16 year history of serving this vibrant market. We have deep respect for their leadership team and feel that is the perfect complement to our Michigan strategy and completes the foundation from which we can build our franchise in Michigan.

On slide 26 we provide you with more background on the West Michigan market. With a population of over 1,000,000 Grand Rapids is the second largest market in Michigan and arguably one of the strongest and most promising markets. Grand Rapids will represent the third largest market for Old National in terms of population.

The market has a strong economic base….unemployment in May was 5.4%, with employment being driven by a number of Grand Rapids based businesses you will be familiar with, like Amway, Steelcase, Meijer, and GFS amongst the largest employers.

On slide 27 we detail the transaction. The aggregate deal value, based as of the close of the market on July 25, is $88.2 million. The consideration given to the Founders shareholders is approximately 54% stock with the remaining 46% in cash. At this price it represents a price to tangible book value of 210% and 15.0 times 2013 earnings.

While we acknowledge that the price is on the higher side of Midwest deals, I would note that this was a very competitive auction and more importantly, we feel that this deal has very compelling, strategic and financial benefits to Old National.

I have discussed the strategic value of this in terms of solidifying the foundation that we designed as we looked to build a higher growth profile for our investors.

The financial benefits are as attractive as the strategy. We estimate that the deal after one-time charges will add approximately $1.7 million dollars or $.02 per share to our 2015 earnings and $9.5 – 12.5 million, or $.05 -$.07/share thereafter. Using these estimates, we calculate a tangible book value earn back of 5.25 years, which is inclusive of the estimated $7.8 million in transaction cost. We do expect cost saves to be slightly above 30% and we do estimate that we will get 67% of these in 2015 and the balance of those will come in early 2016.

The total loan portfolio mark is estimated at 6.1%, with 3% of that being the credit component. Even after this transaction, we will exceed all well capitalized guidelines.

In closing… while purely by coincidence, combining the announcement of our second quarter earnings with our new entry into Grand Rapids does allow us to continue to ratify our growth strategy with you. The revenue and loan growth that we experienced in this quarter is a direct reflection of the emphasis our company has put on prudent growth… much of which was driven by the markets we have entered over the last few years. When you combine that with our continual focus on expenses….we believe it meets our strategic imperative of providing our investors with consistent, quality earnings. Today’s announcement of the Founders partnership provides us with an entry into a very strong market with a terrific leadership team… much like our previous partnerships.

With all of the hard work and effort that our team has put into transforming our franchise, we believe we are very well positioned for the future… in very strong markets, with much more discipline around expenses and continual focus on strong credit… which is why as I said on our first quarter call…I am as optimistic about the future of our company as I have been in the 10 years that I have been at Old National. Not to say we do not have work to do… we know that we do… but we have the right people, in the right markets all committed to working for our shareholders.

With that, Holly, we will be glad to take questions.

Questions &Answers:

Operator (Holly): Your first question will come from the line of Tayler Brodarick with Guggenheim Securities

Q: Taylor Brodarick, Guggenheim Securities:

Good morning everyone and congrats on the deal. First question, I was looking at the deck from the United announcement in January, and where the restructuring costs came in… it seems like they are going to be a lot lower than anticipated. Am I reading that correctly?

A: Bob Jones:

Let me just pull that up… I’m looking at that… we estimated… bear with me.

Taylor Brodarick: I have $18 million.

Bob Jones: Yes, $18 million, our sense is it will be less than that and I think Chris covered what we expect to take this quarter, but they will be slightly less than the $18 million.

Taylor Brodarick: OK, so the $3 million to $5 million will be mostly United for 3Q?

Bob Jones: Yes, almost entirely, a little bit of LSB.

Taylor Brodarick: OK, and then I guess a question for Jim Sandgren about sort of the organic and acquired breakdown. When, obviously it seems like you didn’t mention Monroe and some of the older, more seasoned deals. I guess when do you sort of incorporate that into the legacy franchise when breaking that down?

Jim Sandgren: To incorporate the timing on that, I can’t tell you exactly, Taylor, but we continue to really see some nice directional growth from Bloomington and Columbus, especially in the pipeline, so we anticipate continued growth from those markets, but like you said, they are getting closer to more of a legacy market for us but still a lot of focus on both Bloomington and Columbus, so we continue to be pretty excited about what we see out of those markets.

Bob Jones: Taylor, this is Bob. I might add, if you look at Chris’ slide on net interest margin and you look at the accretion, it really, when you get a steadying on the value of the accretion, is really when it becomes a legacy market. You know, we’ve seen multiple quarters with Indiana Community where it’s been pretty much flat to even slightly growing, but you kind of get a sense when you lose, when a lot of that accretion is gone, that it really becomes legacy and it becomes awfully hard to compare. I think that’s a good indicator, using Chris’ slide 12.

Taylor Brodarick: OK, great. Thanks Bob. One last question, it sounds like Jim Ryan is going to be going back and forth to Louisville…from your comments… [audible laughter]

Bob Jones: We’ve been very lucky that we identified markets we wanted to be in and actually Jim did a great job of identifying potential partner banks and the stars and the moon were aligned. Louisville is a great market with great institutions. My sense is that there are a lot of people that want to remain independent in Louisville, but we are available if anyone is looking for a good partner.

Chris Wolking: Taylor, this is Chris Wolking. I’d like to just add that the total costs that we’ve talked about in our announcements include those costs that are absorbed in our income statement as well as the income statement of the partnership bank. So, the costs that we provided at $3 - $5 million, would be those expenses we’d expect to see on our income statement as we wind down the UBMI acquisition and get involved in the next transaction.

Operator (Holly): You have another question from the line of Jon Arfstrom with RBC Capital Markets.

Bob Jones: Good morning, Jon, how are you? It’s 68 degrees here in Grand Rapids, I don’t know what it is up in Minneapolis, but it’s beautiful here.

Q: Jon Arfstrom: Beautiful; it’s balmy here. Well, now I get to ask all my questions if nobody else is in the queue. [audible laughter]. A question on the pipeline... is there a way to give us an idea of how much of the pipeline is more producers being in more markets versus change in the borrowers sentiment or more willingness to borrow from the existing core? Does that make sense?

Bob Jones: Yes, great question. Jim Sandgren is probably the closest to answer that.

Jim Sandgren: You know, certainly the fact that we are in more growth markets, I think that can certainly help, but as I alluded to, I think the slowly improving economy is giving us more opportunities to look at deals. Obviously, very competitive in the market today, but I think it’s a combination of us being in the right markets, more growth markets, as well as our borrowers are really starting to feel a little bit more comfortable about the economy and willing to invest in new growth strategies for their businesses.

Bob Jones: Hey Jon, this is Bob. I might just add… I think a real testament to Jim Sandgren whose been out and visited a lot of these markets and really has our sales force all focused on prudent growth, he’s really done a great job in getting the folks energized too.

Jon Arfstrom: OK, good, and Jim, do you think, or Bob as well, the utilization rate that you lay out, being I think maybe 3 percentage points below that, do you expect the company to be able to get back to or maybe above, if it’s a long-term average?

Bob Jones: I think with the improving economy, Jon, and what we are hearing from borrowers as they continue to talk about expanding inventory and producing more, I am reasonably optimistic that you will get to that level much more so than I would’ve been a year ago. One of our challenges is we’ve had a couple of large line users, if that’s proper English, that – one sold their company and they were historically a big borrower. But, I think other than that I am reasonably comfortable we can get pretty close to that.

Jon Arfstrom: OK, good. Then Chris, maybe a question for you on the margin. You went through some of the puts and takes and the near-term outlook, but longer term does it feel to you like the core margin, excluding all of the accretion noise, that core margin is starting to stabilize?

Chris Wollking: It’s always hard to look too far out on the margin, but I will tell you, Jon, that seeing the loan growth and thinking in terms of those – of the investment portfolio cash flows being reinvested into loans – I really like that move. And, as you know, we have always maintained a fairly high percentage of our earning assets in the investment portfolio and we are trying to be very careful about where we are placing that. So I think long-term that benefits the margin. Our good deposit base benefits the margin long-term, particularly if rates start to go up, but I really like the dynamic of the improved earning asset mix.

Jon Arfstrom: OK, good. Just more of a technical account question, but the $29 million left in the indemnification asset, pretty big amortization over the last two quarters, and I think you mentioned you have a couple of years left. I know it’s almost impossible to predict this, but it seems like that’s going to drop off pretty materially at some point. Is there a way to think through that?

Chris Wollking: I think that’s fair. You know what we have seen here recently is much of that accelerated amortization expense is due to the improvement of some large assets that we’ve got remaining in that portfolio. As we look forward, we don’t have as many large, potential asset quality improvements as we have had recently. There’s still a couple left, which could drive that amortization expense around, but you’re right, we were at, I think, about $38 million at the end of last quarter and we’re down to $28 million. You wouldn’t normally have expected that much amortization with still two years left remaining in the commercial indemnification period. We are watching it closely. We will certainly call out those changes, and to the extent that the expected expense changes, we will make sure to let you all know about that as well.

Jon Arfstrom: OK, good. Then just one more for you, Bob, on Grand Rapids. Obviously, you said it was competitive, but my sense is with a relatively small footprint there is more to come in Grand Rapids. Can you maybe talk a little bit about how you think through that market and where you’d like to be longer term?

Bob Jones: We think Grand Rapids is a great market. We think it’s also a market that is looking for a bank of our size that is deeply committed to the communities like we are. We have kind of – as everybody may remember – both Chris and Jim worked at the former Old Kent and there’s a lot of opportunity for us to come in and kind of replicate what Old Kent did. And we think there’s great opportunity in these markets, so we’re committed to continuing to build here and look for the right way to do it. But saying that, with Lori and Greg and the management team here at Founders, we are very comfortable that they can do some great things given their resources.

Jon Arfstrom: So would you consider de novo and larger lending limits and more hiring? Is that the initial plan?

Bob Jones: Well, you know, they are going to have larger lending limits because clearly our capacity to lend is much better that the Founders. We do believe there may be some opportunities to expand staff up in these markets. Again, based on a lot of – our guys have connections and our Kalamazoo market is not that far away. Chris and I debate de novo entry. We’re looking at it again, Jon. It may be a prudent way to expand a little bit, but we’ve got some other markets, like Louisville and others, that de novo also may make some sense. So we have those conversations, but I think given the footprint that Lori and Greg have here, we’ve got a lot of good upside.

Jon Arfstrom: All right, thanks for the time.

Operator (Holly): Your next question will come from the line of Michael Perito with Keefe, Bruyette & Woods.

Michael Perito: I thought maybe I would ask a quick follow-up on the Grand Rapids question, more pointed towards the lockups and how you feel about retention at Founders, and more specifically, on their lenders. But also there was a recent MOE closed in Grand Rapids and another deal in the last six months. Do you guys plan to aggressively pursue any additional lenders or anything of that nature once you guys close that deal in early 2015?

Bob Jones: Great questions, so let me address the first. Clearly, I learned a valuable lesson in Fort Wayne. As I said to you all and I have said publicly before, I made some serious mistakes in Fort Wayne and I don’t want to do that again. So I will tell you that we have already got a retention plan in place. Greg and Lori have looked at it. It’s the quickest we’ve ever put into place a retention plan. Again, I think Lori and Greg are fully on board. You never say never, but I feel very good about where we are with retention of our associates. Again, we are going to be opportunistic at looking for ways to grow up here. Again, both Chris and Jim have a lot of contacts up here. I’m sure their emails have been buzzing, but it’s up to us to prove that – as I’m going to say to the associates at Founders this afternoon – we have got to earn their trust and respect and I think we have got to earn the market’s trust and respect that we do the things we say we do. And if we do that then I think we have an opportunity to expand our associates here.

Michael Perito: OK, thanks. Another, more big picture question… the organic growth in the quarter was very strong and obviously a function of the effort you guys have made to get into higher growth markets, like you said in your prepared remarks. At what point does it become a more efficient use of capital to just fund organic growth versus additional M&A?

Bob Jones: A great question and I’m not so sure that – as I’ve said in my remarks and I think Chris will reiterate – we’ve built the foundation and now is the time that we continue to execute and be a little more opportunistic. As we look at the markets we’re in, we have got great people. We are in the right markets we want to be in. Would I like to be bigger in Louisville? Absolutely. Is there some areas in Northern Indiana I could be bigger in? But, right now we’re really looking at in-market to build upon the foundation. So I think, quite frankly in all candor, I think there are probably some investors that would want us to take a deep breath and prove that we have used their capital in the right way. Chris, anything you would add to that?

Chris Wolking: We have always talked, Michael, about our priorities and opportunities to use capital and we’ve always agreed that organic growth was at the very top of the list and acquisitions and return of capital was kind of below that. So absolutely. Obviously, it takes energy from our lenders, it takes enthusiasm by our customers, and it takes the new markets to gain some traction for all of that to happen. We are perfectly willing to do whatever it takes to make sure we are doing what we think is best with the capital for you all.

Michael Perito: All right, thanks a lot, guys. I appreciate it.

Operator (Holly): At this time there are no further questions. I’ll turn the conference call back over to Bob Jones for closing remarks.

Bob Jones: Great. I should have said this in the beginning… we do apologize for kind of giving earnings and then a partnership announcement all in one, but it’s purely by coincidence. As I said, I think it allows us to continue to put and illuminate our strategy. As you have follow-up questions, as always, Lynell is in, 812-464-1366, or drop her an email. We appreciate everyone’s intent and we look forward to talking with you. Thanks everybody.

Operator (Holly): This concludes Old National’s call. Once again, a replay along with the presentation slides will be available for 12 months on the Investor Relations page of Old National’s website, oldnational.com. A replay of the call will also be available by dialing 855-859-2056, conference code ID 73472033. This replay will be available through August 12. If anyone has additional questions, please contact Lynell Walton at 812-464-1366. Thank you for your participation on today’s call.